

Mail Stop 3720

December 18, 2007

Yankuan Li
Chief Executive Officer and Chairman of the Board
Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
No. 197, Guangzhou Avenue North
Guangzhou, PRC 510075

  Re: Guangzhou Global Telecom, Inc.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed December 7, 2007
    File No. 333-145858

Dear Mr. Li:

   We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Currently, you identify Mr. Li as the agent for service and provide his address in China. Please disclose the name and address of the company's agent in the United States who is authorized to receive notice. Refer to Schedule A to the Securities Act of 1933.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 2

Warrants, page 3
Note, page 3

2.   In your disclosure of the anti-dilution provisions of both the warrants and the convertible notes, you state that the exercise/conversion price will be adjusted if you issue stock below the market price. We note that the exercise/conversion prices are adjustable if you issue stock below those exercise/conversion prices. Please clarify these statements.

Note, page 3

3.   Disclose how the number of shares of stock to be issued for interest payments will be determined under the terms of the convertible notes.

4.   Explain the meaning of "Monthly Redemption Amount."

Fees and Payments Associated with Transaction, page 5

5.   Please clarify how you calculated the maximum possible interest payments included in column three and the corresponding footnote. Explain what portion of the maximum possible interest payments represents original issue discount and what portion represents interest payments, providing the interest rate, principal amount and time period during which interest accrued for purposes of the calculation. Additional, identify and explain the terms of the securities that prevent interest from accruing while your stock price is greater than $.01 as referenced in the last sentence of footnote three.

Total Possible Profit Selling Stockholders Could Realize, page 6

Notes, page 6

6.   Please clearly explain how you determined the total conversion price reflected in column (5). It is unclear how the amount shown, $4,428,570, reflects the total conversion price of the 4,181,184 shares reflected in column (3) based on a

conversion price of $0.82. Alternately, revise column (5) and, correspondingly, column (6).

Total Possible Profit Selling Shareholders Could Realize as a Result of the Redemption Conversion Discount, page 7

7.   If correct, please revise the heading to column (5) to reflect that the monetary amount shown is the total redemption conversion price, rather than the total possible shares selling shareholders may receive.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Interest Conversion Discount, page 7

8.   Please clearly explain how you determined the amount of shares included in column (3). It is unclear based on your existing disclosure why 258,460 shares would be issued in payment of $253,291 in interest based on an interest payment conversion price of $0.82. Alternatively, revise column (3) and, correspondingly, columns (4), (5) and (6).

9.   If correct, please revise the heading to column (5) to reflect that the monetary amount shown is the total interest payment conversion price, rather than the total possible shares selling shareholders may receive.

Net Proceeds Payable to the Company and Combined Total Possible Profit Selling Stockholders Could Realize, page 8

10.   The numbers used in the calculations described in footnotes (2), (3) and (5) do not appear consistent with the numbers in the table or numbers shown in other tables in your prospectus. Please revise your footnotes and, if applicable, your table. For example, column (2) refers to an amount already disclosed in the table "Fees and Payments Associated with Transaction" on page five, yet you disclose your calculation in the footnote using new interest payment and liquidated damages payment amounts. Additionally, the figure in column (5) should be determined by reference to columns (2), (3) and (4), yet your footnote disclosure of the calculation refers to different amounts.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Harrington, Attorney-Adviser, at 202-551-3576 or me, at 202-551-3833, with any questions.

Sincerely,

/s/ Michele M. Anderson
Legal Branch Chief

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188